July 27, 2007
United States Securities and Exchange Commission
Washington, D.C. 20549-0402
Attention: Linda Cvrkel

RE:	Northrop Grumman Corporation Form 10-K for the fiscal year ended December 31, 2006 File No. 001-16411
Reference is made to the letter dated June 18, 2007 from Linda Cvrkel (“Comment Letter”) of your office to Northrop Grumman Corporation (the “Company”). We understand and appreciate your follow-on comments to our letter to you dated May 18, 2007. We also appreciated the opportunity to discuss the matters with Jeff Jaramillo of your office via telephone on July 9, 2007. In response to your Comment Letter and our telephone conversation with Mr. Jaramillo, the Company submits the following responses for the Staff’s consideration. For your convenience, we have reprinted the Staff’s comments, followed by the Company’s response.
Comment 1:
Form 10-K for the fiscal year ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Operating Results page 36
Consolidated Operating Results page 39
1.	We note your response to our prior comment 1, but do not believe that your revised disclosures were fully responsive to our prior comment. We note from exhibit A in your response letter dated May 18, 2007 and from your Form 10-Q for the quarterly period ended March 31, 2007 that you have revised your disclosure to separately quantify and disclose the nature of each item that gave rise to the period-to-period changes in revenue and operating margin. In this regard, a thorough analysis also involves discussing both the intermediate effects of those matters and the reason underlying those intermediate effects associated with the material causes for the change from period to period.

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

For example, you state on page I-31 in Form 10-Q for the quarterly period ended March 31, 2007 that the decrease in integrated systems revenue for three months ended March 31 2007 was primarily due to $128 million in lower ISER sales due to lower sales volume in the E-2D Advanced Hawkeye and EA-18G programs, and $22 million in lower ISWR sales due to lower volume in the F-35 program, you should not only identify the decline in sales volume, but also should analyze the reason underlying the decline in sales volume. Your Segment Operating margin analysis should also be revised accordingly to discuss for example the reason or factors (i.e. decrease in depreciation and amortization expense and / or decrease in labor or over head cost, etc. and a detail discussion on what lead to these changes and efficiencies) that caused the net performance improvements in the F/A-18 programs and the B-2 program totaling $17 million, which caused the integrated systems operating margin for the three month ended March 31, 2007 to increase by $12 million or 8 percent, as compared with the same period in 2006. You should provide enough information in your analysis to enable investors to see the company through the eyes of management. Please confirm that you will revise future filings accordingly. See FR 72 for guidance.
Response to Comment 1:
We confirm that we will revise our future filings in response to your comment. We have also considered other changes to our future disclosures to better enable investors to see the Company through the eyes of management.
As indicated in our earlier letter, we believe that because of the nature of our business, our operating margins are less impacted by fluctuations in our underlying cost structure (such as depreciation expense and other overhead expenses) and more directly impacted by our performance on the underlying contracts that make up our business. Our business consists largely of flexibly priced long-term contracts (more than 65% of our contracts) which means that as our costs fluctuate, our related sales fluctuate in harmony with our costs. The primary performance factor that influences changes in both our sales and margin is activity on specific contracts, and how that activity compares to our expectations for the contract.
In order to help focus the attention of the users of our financial information on the importance of our long-term contracts and the performance factors that are most relevant to an understanding of our business, we will provide a more expanded introductory lead-in to our discussion of segment operating performance to include a description of the key financial measures that management evaluates in measuring performance. In addition, we will provide additional information that will provide better insight into other changes in contract performance resulting from discrete events that we intend to disclose to investors when such events occur. We will use these descriptive measures in describing the period-to-period performance results for each of our segments. This lead-in introductory language is shown below, and will be used on our quarterly reports on Form 10-Q beginning with the second quarter of 2007, and we will incorporate a similar approach in our annual report on Form 10-K beginning with the December 31, 2007 year end.

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

We have included the following introductory language to our discussion of segment operating results:
“Key Segment Financial Measures”

Operating Performance Assessment and Reporting - The Company manages and assesses the performance of its businesses based on its performance on individual contracts and programs obtained generally from government organizations using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates and Judgments described on page I-25. Based on this approach and the nature of the Company’s operations, the discussion of results of operations generally focuses around the Company’s seven reportable segments versus distinguishing between products and services. Product sales are predominantly generated in the Electronics, Integrated Systems, Space Technology and Ships segments, while the majority of the Company’s service revenues are generated by the Information Technology, Mission Systems and Technical Services segments.

Funded Contract Acquisitions — Funded contract acquisitions represent amounts funded during the period on customer contractually obligated orders. Funded contract acquisitions tend to fluctuate from period to period and are determined by the size and timing of new and follow-on orders and by appropriations of funding on previously awarded unfunded orders. In the period that a business is purchased, its existing funded order backlog as of the date of purchase is reported as funded contract acquisitions. In the period that a business is sold, its existing funded order backlog as of the divestiture date is deducted from funded contract acquisitions.

Sales and Service Revenues — Period-to-period sales generally vary less than funded contract acquisitions and reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in revenues incurred due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding margin change based on the margin rate for a particular contract.

Segment Operating Margin — Segment operating margin reflects the performance of segment contracts and programs. Excluded from this measure are certain costs not directly associated with contract performance, including the portion of corporate expenses such as management and administration, legal, environmental, certain compensation and other retiree benefits, and other expenses not considered allowable or allocable under applicable CAS regulations and the Federal Acquisition Regulation, and therefore not allocated to the segments. Changes in segment operating margin are typically expressed in terms of volume, as discussed above, or performance. Performance refers to changes in contract margin rates. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (EAC) that reflect improved (or deteriorated) operating performance on a particular contract. Operating margin changes are accounted for on a cumulative to date basis at the

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

time an EAC change is recorded. Operating margin may also be affected by, among other things, the effects of workforce stoppages, the effects of natural disasters (such as hurricanes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized (such as warranty reserves) could also impact contract earnings. Where such items have occurred, a separate description is provided.”
Within the discussion of operating performance for each segment of our business, we will add information concerning the drivers of change in volume or performance that are other than changes that are within the normal range for the contract.
Comment 2:
Item 8. Financial Statements
Note 17. Impact from Hurricane Katrina, page 86
2.	We note your response to our prior comment 4, but do not believe that your current disclosures or your response were fully responsive to our prior comment. We note from your disclosures that as of December 31, 2006 management estimates that the costs to clean-up and restore its operations will total approximately $850 million of which the Company has expended $393 million in cash to clean-up and restore its facilities, including $192 million in capital expenditures through December 31, 2006. In this regard, tell us and disclose in your filing the amounts and nature of the amounts, of the total approximately $850 million figure discussed above, that you have accrued as of December 31, 2006 above and beyond the amount expended of $393 million cash through December 31, 2006. Also, describe to us the nature of the costs, separately by type and amount, associated with the $192 million capitalized expenditures. Specifically, as it relates to the $192 million capitalized expenditures, please separately tell us the cost associated with (1) replacing assets completely destroyed and (2) repairing existing assets, which needed restoring as of December 31, 2006. Furthermore, based on your disclosure in note 17, it appears that you have only written off $98 million in assets that were completely destroyed by the storm. In this regard, please tell us why no impairment charge was taken on assets damaged, but not completely destroyed by the storm as of December 31, 2006.
Response to Comment 2:
As a general response, we have expanded and modified our disclosures concerning Hurricane Katrina in our Form 10-Q for the quarter ended June 30, 2007, to discuss key events which have taken place during the quarter and to address the key elements in your comments.

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

In specific response to the items contained in your letter, we have separated our response to address each point raised.
A. Tell us and disclose in your filing the amounts and nature of the amounts, of the total approximately $850 million figure discussed above, that you have accrued as of December 31, 2006 above and beyond the amount expended of $393 million cash through December 31, 2006.
At December 31, 2006, no amounts were accrued beyond the amounts expended, based on our analysis in accordance with Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” (“SFAS 5”). Specifically, we considered the guidance in EITF 01-10 “Accounting for the Impact of the Terrorist Attacks of September 11, 2001,” paragraph 12, which states, in part:
... the costs of restoring a facility (whether capitalizable or not) to a condition suitable for occupancy should be recognized as the restoration efforts occur. Thus, the fact that an entity intends to incur costs as a result of the September 11 events (or may even be compelled to incur those costs to stay in business) does not necessarily mean that those costs should be immediately recognized as a liability...
FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities”, was not published as of December 31, 2005 (the date of our first 10-K after the storm) however, we believe the rationale incorporated in this literature is consistent with management’s position, as noted in paragraph 3 of the FSP, which states, in part:
... accrue-in-advance method of accounting for planned major maintenance activities results in the recognition of liabilities that do not meet the definition of a liability in FASB Concepts Statement No. 6, Elements of Financial Statements, because it causes the recognition of a liability in a period prior to the occurrence of the transaction or event obligating the entity. The fact that an entity may incur future maintenance costs to improve the operating efficiency of an asset, comply with regulatory operating guidelines, or extend the useful life of the asset does not embody a present duty or responsibility of the entity prior to the obligating transaction or event...
After applying the appropriate accounting guidance, the only accruals on our statement of financial position at December 31, 2006 related to insurance proceeds received in advance of covered expenditures, and immaterial amounts associated with normal payroll and accounts payable accruals. Accordingly, the amount of capital expenditures and restoration costs expended were essentially equal to the amount of assets capitalized and restoration costs expensed (with an offsetting establishment of an insurance receivable).
When the hurricane damage occurred in 2005, we performed a thorough analysis of its impacts to determine the accounting effect and amounts to be recorded within our financial statements. That assessment and its results can be summarized into a number of distinct categories: review of contract cost estimates on long-term contracts that were in process, asset impairment analyses, determination of capital expenditures for new assets and an analysis of clean-up and recovery costs — each of which is discussed separately below.

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

•	Contract cost growth on long-term contracts in process:
The Company performed a comprehensive review of the effects of the storm on its contracts in process at the shipyards when the hurricane occurred and determined that such contracts would incur substantial additional costs due to hurricane-related delay, disruption and overall cost growth. The major elements of anticipated cost growth were labor, materials and overhead costs resulting from damages to the Company’s facilities and the overall impact of the storm to the region’s infrastructure. The Company determined that the cost growth reduced its earned margin on its contracts in process and recognized a charge of $150 million in its consolidated statement of income for the quarter ended September 30, 2005, and continued to report lower margin on the affected contracts in the periods following the storm. Through June 30, 2007, the Company estimates that it has experienced reduced earned margin on contracts affected by the storm in a cumulative amount in excess of $300 million.

•	Asset impairment:
The significant damage caused by the hurricane triggered asset write-offs and impairment analyses under SFAS No. 144 “Long-Lived Assets”, which have ultimately resulted in an impairment charge of $98 million in net book value of capital assets completely or partially destroyed, many of which were nearing the end of their depreciable lives. In our comprehensive review of capital assets and assessment of damages, we made a determination as to whether an asset could be repaired or needed replacement, largely depending upon results of discussions with the insurance adjusters and outside consultants hired to evaluate the condition of the damaged and destroyed assets. As the impaired net book value of these assets was determined to be probable of recovery from the insurers, receivables for the amount of the impairment were established, offsetting the impairment charge.

•	Capital expenditures:
Destroyed assets were replaced with new assets where appropriate and such purchases were capitalized in accordance with existing Company policy. Damaged assets were either repaired (see discussion of repairs and restoration below) or in some cases, modified or improved. Significant work performed on existing capital assets, including damaged assets, is evaluated in accordance with Company policy to determine whether it should be capitalized as a capital improvement or expensed as a repair and maintenance cost. Such rearrangements, modifications or improvements which increased the value, useful life or productive capacity of existing capital equipment and which exceeded the Company’s previously established capitalization threshold were capitalized. Depreciable lives were adjusted accordingly.

•	Clean-up costs:
The majority of the clean-up costs primarily relate to labor costs for our employees and contract labor whose efforts were devoted to cleaning up debris and re-establishing the general working condition of the shipyards. These costs, incurred immediately after the storm, were essential to getting the shipyards ready to return to normal operations and creating a safe working environment. These labor costs were accounted for in the normal

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

course of business, under our normal payroll and contract labor processing systems; therefore such costs were expensed as incurred.

•	Restoration and repair costs:
A substantial portion of the shipyard’s assets were not completely destroyed by the hurricane but did require some form of repair or restoration. The repair and restoration costs either to return these assets to working condition, or which were minor and did not meet the criteria for capitalization (in accordance with existing Company policy) were expensed. As assets in need of repair were identified, the repair costs were estimated for purposes of the claim, but not accrued in advance. One such example would be repairs made to building roofs that were partially damaged by the storm. Repairs made to the building roofs did not extend the useful life of the buildings, nor did they represent a substantial improvement to the buildings, and thus the costs of this work were expensed as incurred.

•	Other:
A portion of our recovery costs did not directly relate to either clean-up or restoration but these costs were necessary and directly related to our effort to recover from the storm and return our shipyards to normal operations. For instance, temporary rental expenses were incurred for items such as generators, offsite warehouse space, and trucks and forklifts that were essential to support the clean-up and restoration effort. These costs were incurred under arrangements that represented month-to-month operating leases, cancelable with 30 days’ notice. Another example of costs in this category is the replacement cost of small tools and supplies, including office supplies, which were washed away or destroyed by the hurricane. These costs, which clearly did not meet the Company’s accounting policy for capitalization, were expensed as incurred. Another example is consulting labor required to aid in property damage assessment and the preparation of our insurance claims. These consulting services were performed under time and materials contracts on a pay-as-you-go basis, and were expensed as incurred.
In the normal course of our closing process at the shipyards, we examined our estimates of future costs in each reporting period following the storm to refine our disclosures and evaluate whether liabilities had been incurred at the reporting date, reviewing the nature and magnitude of the estimated clean-up and recovery cost elements described above. While at several quarterly reporting periods there were certain costs which met the accounting criteria to accrue a liability, they were not material at any balance sheet date, and most of the cost elements were incurred and satisfied within the same accounting period.
Our conclusion that there were no material costs to accrue at December 31, 2006 and 2005, with which our independent auditors concur, was also based on the overriding concepts of SFAS 5 and Concept Statements 5 and 6 (“CON 5” and “CON 6” (as reiterated in the AICPA Technical Practice Aid TIS 5400.05 “Accounting and Disclosures Guidance for Losses from Natural Disasters — Nongovernmental”). As all clean-up and restoration costs undertaken or planned were voluntary and not mandated by any third party, we determined that the prospect of incurring such costs in the future did not give rise to a present liability, given management’s discretion in changing its plans and potentially avoiding these expenditures (consistent with

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

AICPA Statement of Position 96-1 “Environmental Remediation Liabilities” (“SOP 96-1”). The Company will continue to assess the need to record a liability at each balance sheet date in accordance with the above.
It should be noted that the preceding discussion is intended to directly respond to the question raised in our telephone call on July 9, 2007 regarding whether or not we should have accrued any liabilities in our financial statements following the storm to reflect our estimated future clean-up and recovery costs based on a SFAS 5 analysis. In addition to the foregoing discussion, it is worthwhile to acknowledge that all of our clean-up and recovery costs were covered by insurance and were considered probable of recovery at the time they were incurred.
B.	Describe to us the nature of the costs, separately by type and amount, associated with the $192 million capitalized expenditures. Specifically, as it relates to the $192 million capitalized expenditures, please separately tell us the cost associated with (1) replacing assets completely destroyed and (2) repairing existing assets, which needed restoring as of December 31, 2006.
We do not separately track the breakdown of the nature of these costs and thus do not have a precise answer to your inquiry, but we have done sufficient analysis of the amounts capitalized to make such a determination. For purposes of responding to your request, we have analyzed approximately 80% of our capitalized expenditures and have determined that approximately two-thirds of these expenditures relate to assets completely destroyed, and the remainder relate to asset improvements that extended the useful life of assets damaged by the storm. Other asset repair costs that did not meet the criteria for capitalization were included in our clean-up and recovery costs as described above in response to Item 2A.
Our prior response to this question has been updated to reflect activity through the most recent quarter-end and has been included in our footnote disclosure for our 10-Q for the quarter ended June 30, 2007 as follows:
“Through June 30, 2007, the company has incurred capital expenditures totaling $239 million related to assets damaged by the hurricane, of which approximately two-thirds represents the replacement cost of assets destroyed and the remainder represents the capitalized value of asset improvements that extended the useful life of assets damaged by the storm.”
C.	Furthermore, based on your disclosure in note 17, it appears that you have only written off $98 million in assets that were completely destroyed by the storm. In this regard, please tell us why no impairment charge was taken on assets damaged, but not completely destroyed by the storm as of December 31, 2006.
The $98 million of asset write-offs includes the net book value of assets that were entirely destroyed by the storm, as well as components of assets that were partially destroyed by the storm. As an example, our shipyards have huge cranes that run on railroad tracks to enable the movement of large ship components. The electrical motors and motor housings in these cranes

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

were essentially destroyed by the salt water intrusion caused by the storm and the allocated costs of this portion of the cranes were written-off within the $98 million amount.
In our footnote disclosures related to Hurricane Katrina for the quarter ended June 30, 2007 we have included the following language:
“Insurance recoveries received to date have enabled the company to recover the entire net book value of $98 million of assets totally or partially destroyed by the storm.”
Comment 3:
Item 8. Financial Statements
Note 17. Impact from Hurricane Katrina, page 86
3.	We note from your disclosure that as of December 31, 2006, you had received $344 million in insurance proceeds, in this regard, as previously requested, tell us and revise your disclosure in future filings to discuss whether any insurance recovery receivables amounts have been recognized on your balance sheet. Your response to us and your revised future disclosure should include your accounting policy for recognizing such insurance recovery receivables in the financial statements (i.e. timing of when you believe recognition of such receivable is appropriate).
Response to Comment 3:
Prior to the quarter ended June 30, 2007, our disclosures relating to the status of our discussions with the insurers for our first layer of coverage dealt with the status of our interim arrangement with the insurers whereby we provided them with supporting information for various elements of our overall claim, and they provided us with progress payments or advances against the overall claim that they were evaluating. As such, those disclosures represented an interim snapshot of where we were in our process for negotiating our claim with the insurers. As of December 31, 2006, we had an immaterial net liability recorded in our balance sheet as progress payments from our insurers exceeded the amount of our incurred asset impairment, clean-up and recovery costs at that date. In the second quarter of 2007, we reached an agreement with all but one of the insurers in our first layer of coverage and received a cash payment from those insurers.
We provided the details of our settlement agreement with the insurers in our footnote disclosures contained in our 10-Q for the quarter ended June 30, 2007 as follows:
“In June 2007, the company reached a final agreement with all but one of the insurers in its first layer of coverage under which the insurers agreed to pay their policy limits (less the policy deductible and certain other minor costs). As a result of the agreement regarding the claims from the first layer of coverage, the company received a total insurance recovery for damages to the shipyards of $466 million reflecting policy limits

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

less certain minor costs. The company is continuing to seek recovery of its claim from the remaining insurer in the first layer that did not participate in the agreement. As a result of the agreement, the company received final cash payments totaling $113 million in the quarter ended June 30, 2007, of which $62 million has been attributed to the recovery of lost profits due to the storm and recognized in the consolidated condensed statement of income for this period as an adjustment to operating margin (cost of product sales) in the Ships segment. Through June 30, 2007, cumulative proceeds from the agreement have also been used to fund $126 million in capital expenditures for assets fully or partially damaged by the storm and $278 million in clean-up and restoration costs. Insurance recoveries received to date have enabled the company to recover the entire net book value of $98 million of assets totally or partially destroyed by the storm. To the extent that the company is unsuccessful in receiving the full value of its remaining claim relating to capital assets, the company will fund the capital expenditures.”
You have also asked us to include disclosure of our accounting policy for insurance recoveries, and, accordingly, we have included the following language in our 10-Q for the quarter ended June 30, 2007:
“Accounting for Insurance Recoveries — The company makes various assessments and estimates in determining amounts to record as insurance recoveries, including ascertaining whether damages are covered by insurance and assessing the viability and financial well being of its insurers. The company and its insurers in the first layer of coverage reached an arrangement whereby the company submitted detailed requests for reimbursement of its clean-up, restoration and capital asset repair or replacement costs while its overall claim was in the process of being evaluated by the insurers. After such requests were reviewed by the insurers, progress payments against the overall coverage limits were approved by the insurers. Based on prior experience with insurance recoveries, and in reliance on the acceptance by the insurers of the company’s claim reimbursement process, the company recognized a receivable from the insurers in the first layer of coverage as costs were incurred, and offset the receivable with progress payments as received. Since the submission of its claim, the company has accrued receivables from insurers for amounts included in the claim relating to its asset impairment and clean-up and recovery costs, offset by progress payments made by the insurers as described above.
In accordance with U.S. government cost accounting regulations affecting the majority of the company’s contracts, the cost of insurance premiums for all coverages other than “coverage for profit” is an allowable cost that may be charged to long-term contracts. Because the majority of long-term contracts at the shipyards are flexibly-priced, the government customer would benefit from the majority of insurance recoveries in excess of the net book value of damaged assets and the costs for clean-up and recovery. In a similar manner, losses on property damage that are not recovered through insurance are required to be included in the company’s overhead pools for allocation to long-term contracts under a systematic process. The company is currently in discussions with its government customers to determine an appropriate methodology to be used to account for these amounts for government contract purposes. The company anticipates that the

July 27, 2007
United States Securities Exchange Commission
File No. 001-16411

ultimate outcome of such discussions will not have a material adverse affect on the consolidated financial statements.
The company has full entitlement to insurance recoveries related to lost profits, however, because of uncertainties concerning the ultimate determination of recoveries related to lost profits, in accordance with company policy no such amounts are recognized by the company until they are settled with the insurers. Furthermore, due to the uncertainties with respect to the company’s disagreement with FM Global, no receivables have been recognized by the company in the accompanying consolidated condensed financial statements for insurance recoveries from the second insurance layer.”
* * * * *
As requested in your letter dated April 9, 2007, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K filing for the fiscal year ended December 31, 2006;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that our responses address the matters contained in your Comment Letter, and are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to speak with us about any of these matters, please do not hesitate to call me at (310) 201-3312 or Stephen Yslas, Corporate Vice-President, Secretary and Deputy General Counsel at (310) 201-1630.
Very truly yours,

/s/ Kenneth N. Heintz

Kenneth N. Heintz
Corporate Vice-President, Controller and Chief Accounting Officer
cc:
Ronald D. Sugar
Wesley G. Bush
James F. Palmer
Stephen D. Yslas
Stephen C. Sinwell, Deloitte & Touche